DRAFT
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 davispolk.com
FOIA CONFIDENTIAL TREATMENT REQUEST
The entity requesting confidential treatment is:
Credo Technology Group Holding Ltd
1600 Technology Drive
San Jose, California 95110
Telephone: (408) 664-9329
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”
January 10, 2022
VIA EDGAR AND ELECTRONIC DELIVERY
Pursuant to Rule 83 by Credo Technology Group Holding Ltd
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:           Ms. Jennifer Angelini
Mr. Perry Hindin
Ms. Effie Simpson
Mr. Martin James
Re:       Credo Technology Group Holding Ltd
Registration Statement on Form S-1 (File No. 333-261982)
Filed on January 3, 2022
On behalf of our client, Credo Technology Group Holding Ltd (the “Company”), we are supplementally providing this letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 filed with the Commission on January 3, 2021 (the “Registration Statement”).
Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
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CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

Preliminary IPO Price Range
The Company advises the Staff that the Company currently expects a price range of its ordinary shares, par value $0.00005 per share (the “Ordinary Shares”), of $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”).
The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the semiconductor industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the semiconductor industry, as well as input received from the underwriters for the Company’s IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters based on the assessment of the foregoing factors.
The Company will reflect the Preliminary Price Range in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the underwriters and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b) (3) of Regulation S-K and C&DI 134.04.
Ordinary Share Valuations and Review Period Equity Grants
The Company measures share-based awards granted to employees and nonemployees based on their estimated fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock options with primarily service-based vesting conditions and records the expense for these awards using the straight-line method. The fair value of options granted to employees are estimated using the Black-Scholes options pricing model. The Company’s board of directors (the “Board”) or a committee thereof, with input from management and a third-party valuation specialist, determined the estimated fair value per share of the Company’s ordinary shares for equity awards granted in fiscal year 2021 (which began on May 1, 2020 and ended on April 30, 2021) and during fiscal year 2022 through the date hereof (the “Review Period”) to be as follows:

Valuation Date	Estimated Fair Value Per Ordinary Share
January 31, 2020 (report rendered as of June 16, 2020) (“January 2020 Valuation”)	$[***]
July 31, 2020 (report rendered as of October 10, 2020) (“July 2020 Valuation”)	$[***]
January 31, 2021 (report rendered as of May 19, 2021) (“January 2021 Valuation)	$[***]
April 30, 2021 (report rendered as of June 12, 2021) (“April 2021 Valuation”)	$[***]
August 2, 2021 (report rendered as of August 13, 2021) (“August 2021 Valuation”)	$[***]
November 1, 2021 (report rendered as of November 19, 2021) (“November 2021 Valuation”)	$[***]
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

Determining the Fair Value of Ordinary Share Prior to the IPO
As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of the Company’s ordinary shares has been determined by the Company’s Board as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuation of its ordinary shares and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company’s third-party valuations of its ordinary shares over the relevant period were prepared as of the dates indicated in the table above. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using either the probability-weighted expected return method (“PWERM”) or the hybrid method, both of which used market approaches to estimate our enterprise value. The hybrid method is a hybrid between the PWERM and the option-pricing method (“OPM”), estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value in at least one scenario.
The PWERM involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of future value and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date. Unlike the PWERM, the OPM begins with the current equity value and estimates the future distribution of outcomes using a lognormal distribution around that current value. The OPM treats ordinary and preferred shares as call options on the enterprise’s equity value, with exercise prices based on the liquidation preference of the preferred shares. In the PWERM and the OPM, a discount for lack of marketability (“DLOM”) is applied to the value of the ordinary shares.
The Company used the exit/liquidity scenarios and weights described below in determining the fair value of the ordinary shares at the respective valuation dates.
Summary of Valuation Methodology
Over the Review Period, the Company used the Market Approach: Guideline Public Companies and the Market Approach: Prior Sales of Company Stock to determine the values under the various scenarios as further summarized below. The Company determined not to use other approaches for the following reasons:
–Market Approach: Guideline M&A - Based on the Company’s assessment of the group of comparable acquisition transactions and the lack of reliability of LTM revenue and EBITDA multiples in determining the appropriate fair value of the Company.
–Income Approach: Based on an assessment of the Company’s current stage of development and the lack of a reliable financial forecast. The Company is in growth/expansion stage, so forecasting future cash flows is highly speculative.
–Asset Approach: because the Company owns relatively few tangible assets, most of its value is in intangible assets, which are more appropriately valued using alternate valuation approaches. In addition, it is impermissible and inappropriate to use a liquidation approach for a minority stake.
January 2020 Valuation:
–In the preferred share sale scenario, the Company relied on the Market Approach using prior sales and allocating the value using an option-pricing model. The Company deemed that a 95% weighting was reasonable to assign to this scenario and a time to liquidity of 1.75 years was used.
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

–In the ordinary share repurchase scenario, the Company relied on the future tender offer where the Company planned to repurchase a certain amount of ordinary shares after the January 2020 Valuation. In this scenario the Company used the expected price paid per ordinary share in the tender offer to determine the value of each ordinary share. Given the uncertainty of this potential repurchase at the valuation date, the Company deemed it reasonable to assign a 5% weighting to this scenario.
July 2020 Valuation:
–In the preferred share sale scenario, the Company relied on the Market Approach using prior sales and allocating the value using an option-pricing model. The Company deemed that a 95% weighting and a time to liquidity of 1.25 years was reasonable to assign to this scenario.
–In the ordinary share repurchase scenario, the Company relied on the future tender offer where the Company planned to repurchase 6.9 million ordinary shares after the July 2020 Valuation. In this scenario the Company used the expected price to be paid per ordinary share in the tender offer to determine the value of each ordinary share. Given the uncertainty of this potential repurchase at the valuation date, the Company deemed it reasonable to assign a 5% weighting to this scenario.
January 2021 Valuation:
–In the DeSPAC transaction scenario, as of the valuation date, the Board was considering an exit for the Company using a DeSPAC transaction. Based on discussion with management at that time, the DeSPAC transaction was likely to be completed by October 31, 2021. Although the Company had not hired financial advisors as of the valuation date, based on an extrapolation of the Company’s prospective financial data, certain investment banks provided the Board with an initial presentation to the Company for a DeSPAC scenario, which included an estimated value of the Company using a multiple of forecasted revenue for twelve months following the liquidity (“NTM Revenue”). The Board analyzed the multiples used by these investment banks, used the Market Approach: Guideline Public Companies and selected a NTM revenue multiple of [***] to arrive at an indicated value for the Company.
In this scenario, the preferred shares were assumed to be automatically converted to ordinary shares without the receipt of a liquidation preference. The holders of the Company’s outstanding shares would receive $[***] million in cash at closing. Per the preliminary assumed terms of the DeSPAC transaction, only outstanding shares and warrants (not unexercised options) were eligible for the cash distribution, resulting in approximately $[***] in value per eligible share. After the distribution of the cash consideration, the Company’s outstanding shares, warrants, and options would be exchanged into an aggregate of [***] million shares of the SPAC, with such shares having an estimated value of $[***] million, or $[***] per share. Taken together, the total value that was expected to be distributed to ordinary shareholders was $[***] per share, which after discounting for the time value of money, resulted in a value of $[***] per share, before any discount for lack of marketability, as of the valuation date. ]. Given the timing of the discussions and also the uncertainty about this liquidation event (as the PIPE market had started to slow down around this time), at the valuation date the Company deemed that assigning a 40% weighting to this scenario was reasonable.
In the remains private scenario, the Company assumed that it would not complete the DeSPAC transaction. In this scenario, the Company relied on the Market Approach: Guideline Public Companies and allocated value using an option-pricing model based on the Company’s capitalization as of the valuation date. The indicative enterprise value of the Company was calculated as the product of (i) the Company’s forecasted NTM Revenue and (ii) [***]. This multiple was selected based on a qualitative analysis of the Company, as of the valuation date,
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

relative to the guideline public companies with respect to size, risk, growth and margins. The Company used a conservative multiple considering the scenario was to remain private. The Company deemed that a 40% weighting was reasonable to assign to this scenario given the uncertainty surrounding the remains private scenario.
–In the ordinary share repurchase scenario, the Company relied on the recently completed tender offer whereby the Company repurchased 6.9 million ordinary shares in August 2020 for a price of $4.98 per ordinary share. Considering that the transaction represented significant percentage of the Company’s ordinary share equivalents (5.2%), a 20% weighting was assigned to this scenario.
April 2021 Valuation:
–In the IPO scenario, as of the valuation date, it was assumed that the Company would go the traditional IPO route for an exit event as the DeSPAC option was no longer a desirable option. At this valuation date, however, the Company had not engaged any investment bankers for its IPO. At the valuation date, the Company expected to complete the IPO by April 30, 2022. The indicative enterprise value of the Company was calculated as a product of (i) the Company’s NTM Revenue and (ii) [***]. This multiple was selected based on a qualitative analysis of the Company, as of the valuation date, relative to the guideline public companies with respect to size, risk, growth, and margins. The Company allocated the indicative enterprise value as if the preferred shares were considered equivalent to ordinary shares and that certain stock options were exercised, as estimated by management, prior to the date of the transaction. Based on discussions with management, a 40.0% probability was assigned to this scenario and a time to liquidity of one year was used.
–In the remains private scenario, the Company assumed that it would not complete the IPO. In this scenario, the Company relied on the Market Approach: Guideline Public Companies and allocated value using an option-pricing model based on the Company’s capitalization table as of the valuation date. The indicative value of the Company was calculated as a product of (i) the Company’s NTM Revenue and (ii) [***]. This multiple was selected based on a qualitative analysis of the Company, as of the valuation date, relative to the guideline public companies with respect to size, risk, growth, and margins. The Company used a lower multiple compared to the IPO scenario considering the scenario was to remain private. The Company deemed that a 40% weighting was reasonable to assign to this scenario given the uncertainty surrounding the IPO transaction.
–In the ordinary share repurchase scenario, the Company relied on the recently completed tender offer whereby the Company repurchased 6.9 million ordinary shares in August 2020 for a price of $4.98 per ordinary share. Considering that the transaction represented a significant percentage of the ordinary share equivalents (5.2%), a 20% weighting was assigned to this scenario.
August 2021 Valuation:
–In the IPO scenario, by the valuation date, the Company (a) was already in the process of preparing to submit a Draft Registration Statement on Form S-1 to the SEC in August 2021, (b) had hired investment banks following the bake-off meeting held on July 14, 2021, and (c) had received an indicative range of valuations from the investment banks through multiple discussions and meetings. At the valuation date, the Company accelerated its timeline by which it expected to complete the IPO to December 2021. Based on the guideline companies being used by the bankers in their indicative valuation ranges, the Company also updated its guideline companies in its valuation analysis. The indicative enterprise value of the Company was calculated as a product of (i) the Company’s NTM Revenue and (ii) a [***]x multiple. Guideline companies’ revenue multiples had increased significantly since the Company’s prior valuation. The Company allocated
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

the indicative enterprise value as if the preferred shares were considered equivalent to ordinary shares and that certain stock options were exercised, as estimated by management, prior to the date of the transaction. Based on discussions with management, a 70.0% probability was assigned to this scenario given the recent developments as discussed above.
–In the remains private scenario, the Company assumed that it would not complete the IPO transaction. In this scenario, the Company relied on the Market Approach: Guideline Public Companies and allocated value using an option-pricing model based on the Company’s capitalization table as of the valuation date. The indicative value of the Company was calculated as a product of (i) the Company’s NTM Revenue and (ii) a [***]x multiple. The Company used a lower multiple compared to the IPO scenario considering the scenario was to remain private. The Company deemed that a 30% weighting was reasonable to assign to this scenario given the uncertainty surrounding the IPO.
November 2021 Valuation:
–In the IPO scenario, by the valuation date, the Company had submitted a Draft Registration Statement on Form S-1 to the SEC in August 2021. At the valuation date, the Company determined to delay the IPO until January 2022 from the previously targeted December 2021 date. The indicative enterprise value of the Company was calculated as a product of (i) the Company’s NTM Revenue and (ii) a [***]x multiple. Guideline companies’ revenue multiples had decreased slightly since the Company’s prior valuation, which reflected lower expected EBITDA due to increase in projected operating expenses in the Company’s latest financial model. The Company allocated the indicative enterprise value as if the preferred shares were considered equivalent to ordinary shares and that certain stock options were exercised, as estimated by management, prior to the date of the transaction. Based on discussions with management, a 70% probability was assigned to this scenario given the recent developments as discussed above.
–In the remains private scenario, the Company assumed that it would not complete the IPO. In this scenario, the Company relied on the Market Approach: Guideline Public Companies and allocated value using an option-pricing model based on the Company’s capitalization table as of the valuation date. The indicative value of the Company was calculated as a product of (i) the Company’s NTM Revenue and (ii) a [***]x multiple. The Company used a lower multiple compared to the IPO scenario considering the scenario was to remain private. The Company deemed that a 30% weighting was reasonable to assign to this scenario given the uncertainty surrounding the IPO transaction.
The two tables below summarize the (i) liquidity scenarios and key assumptions (Table 1) and (ii) NTM Revenue and revenue multiples (Table 2) used in the valuation of the ordinary shares as of the respective valuation dates:
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

Table 1: Liquidity Scenarios and Key Assumptions

Val. Date	IPO/DeSPAC Scenario			Remains Private Scenario			Preferred share Sale Scenario			Ordinary Share Repurchase Scenario*			Fair Value per ord. share
	Prob	DLOM	Fair Value	Prob	DLOM	Fair Value	Prob	DLOM	Fair Value	Prob	DLOM	Fair Value
January 2020	n/a	n/a	n/a	n/a	n/a	n/a	95%	20%	$[***]	5%	n/a	$[***]	$[***]
July 2020	n/a	n/a	n/a	n/a	n/a	n/a	95%	20%	$[***]	5%	n/a	$[***]	$[***]
January 2021	40%	10%	$[***]	40%	14%	$[***]	n/a	n/a	n/a	20%**	n/a	$[***]	$[***]
April 2021	40%	12%	$[***]	40%	14%	$[***]	n/a	n/a	n/a	20%**	n/a	$[***]	$[***]
August 2021	70%	6%	$[***]	30%	12%	$[***]	n/a	n/a	n/a	n/a	n/a	n/a	$[***]
Nov. 2021	70%	5%	$[***]	30%	12%	$[***]	n/a	n/a	n/a	n/a	n/a	n/a	$[***]
*    Ordinary share repurchases at $4.98 per share. The repurchase of ordinary shares was completed by the Company in August 2020.
**    The ordinary share repurchase transaction occurred in August 2020, prior to the January 2021 and April 2021 Valuations. In light of the fact that the repurchase transaction had occurred in August 2020 and the significant number of ordinary shares repurchased (5.2% of ordinary share equivalents), the Company deemed it reasonable to increase the probability from 5% to 20% for the January 2021 and April 2021 Valuations considering the other potential liquidity/exit scenarios.
Table 2: NTM Revenue and Revenue Multiples

Valuation Date	Liquidity Scenarios	Time to Liquidity Event from the valuation date	NTM Revenue ($ millions)	Revenue Multiple
January 2020	(i) Preferred share sale	N/A
(ii) Ordinary Share Repurchase
July 2020	(i) Preferred share sale	N/A
(ii) Ordinary Share Repurchase
January 2021	(i) DeSPAC transaction	0.75 years	N/A	N/A
	(ii) Remains Private	1.5 years	$[***]	[***]
	(iii) Ordinary Share Repurchase	N/A	N/A	N/A
April 2021	(i) IPO	1 year	$[***](1)	[***](3)
	(ii) Remains Private	1.5 years	$[***](2)	[***](3)
	(iii) Ordinary Share Repurchase	N/A	N/A	N/A
August 2021	(i) IPO	4.5 months	$[***](1)	[***](3)
	(ii) Remains Private	1.5 years	$[***](2)	[***](3)
November 2021	(i) IPO	3 months	$[***](1)	[***](3)
	(ii) Remains Private	1.5 years	$[***](2)	[***](3)
(1)The Company’s revenue forecast used in the January 2021 Valuation, April 2021 Valuation and August 2021 Valuation did not change significantly, as the anticipated revenues from new revenue sources discussed under “Recent Developments” below were already taken into consideration in each of these valuations. However, the NTM Revenue for the IPO scenario varies depending on the anticipated timing of the IPO. These revenues are expected to ramp up at a higher rate in the outer periods of the Company’s forecast so an acceleration of the IPO timeline would generally result in lower NTM revenue (see August 2021 Valuation when the IPO is anticipated in December 2021 as compared to April 2021, when the anticipated IPO is in April 2022).
(2)NTM revenue for the IPO scenario is from the expected IPO date and for the remain private scenario is from the valuation date. As discussed in (1) above, because of the lower rate of growth anticipated in the near term, the remain private scenario NTM Revenue is lower than the IPO scenario NTM Revenue.
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

(3)The Company applied a premium of approximately 20%-30% in the revenue multiple in the IPO scenario as compared to the remain private scenario because of expected higher valuation of public companies due to the liquidity of publicly traded equity securities.
Recent Developments
Since the April 2021 Valuation, the Company made further progress in a couple of significant areas relating to its product revenue milestones as outlined below:
USB: Beyond HSDCs and 5G networking, the evolution of connectivity standards for servers such as Peripheral Component Interconnect Express and consumer devices such as Universal Serial Bus, or USB, present an additional long-term opportunity. As these connectivity standards move to higher-speed data rates and higher order modulation, innovation in power efficiency and cost efficiency will be required to deliver competitive connectivity solutions. The Company expects that demand for increasingly sophisticated connectivity solutions will grow alongside the evolution of these standards, which has significant potential to increase the total addressable market with respect to its USB solutions. Since April 2021, the Company signed a significant contract with a customer in September 2021 with payments receivable over an estimated period of three years. The revenue expected from this contract was included in the Company’s financial projection models used in the August 2021 and November 2021 valuations.
AEC: As of the April 2021 valuation, the Company was still working with a customer to get orders for the Company’s AEC cables. Subsequent to April 2021, the Company received a significant number of orders from this customer and also progressed significantly with respect to AEC cable adoption by this customer. Subsequent to August 2021, the Company has started shipments to the customer, and the revenue expected from this customer was included in the Company’s financial projection models used in the August 2021 and November 2021 valuations.
Warrant: Beginning in October 2021, the Company was in negotiations with a customer to potentially issue to the customer a warrant to acquire the Company’s ordinary shares, subject to certain vesting conditions which would be tied to sales of products to the customer. As of the November 2021 valuation date, this was still in preliminary discussion, and there was significant uncertainty as to whether the Company would ultimately issue the warrant. Thus, management did not update its financial projection model used in the November 2021 valuation to account for any potential revenue increase that might be expected to result from the additional incentive of milestone achievements provided in the warrant.
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

Stock Option Issuances by the Company during the Review Period

Grant date	No. of options	Exercise Price (FV per 409A report available at the time of grant)	409A Report Date	Fair value used for ASC 718 grant date valuation
July 10, 2020	[***]	$[***]	January 31, 2020	$[***] (based on interpolation)
November 17, 2020	[***]	$[***]	July 31, 2020	$[***] (based on interpolation)
April 5 and April 28, 2021	[***] (April 5, 2021: [***] and April 28, 2021: [***])	$[***] (based on preliminary 409A valuation report at the time of grant. The updated valuation is not meaningfully different.)	April 30, 2021	April 5, 2021 grants: $[***] April 28, 2021 grants: $[***] (each based on interpolation)
July 31, 2021	[***]	$[***]	August 2, 2021	$[***]
October 8, 2021	[***]	$[***]	November 1, 2021	$[***]

Comparison of Most Recent Valuation and the Midpoint Price
As is typical in initial public offerings, the Preliminary Price Range/Midpoint Price was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to June 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. The Company held its organizational meeting on June 14, 2021. Among the factors considered in determining the Preliminary Price Range are the following:
•the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded shares of comparable companies;
•the Company’s financial condition and prospects;
•estimates of business potential and earnings prospects for the Company and the industry in which it operates;
•valuations metrics for and recent performance of companies in the semiconductor industry;
•the recent performance of initial public offerings by technology companies; and
•progress and stage of development of the Company’s development programs and anticipated product launches
The Company believes that the difference between the fair value of its ordinary share as of the November 2021 Valuation of $[***] per share and the Midpoint Price of $[***] is primarily attributable to (a) the weighting applied to the IPO scenario in the November 2021 Valuation, (b) the DLOM applied to both the IPO scenario and the remains private scenario in the November 2021 Valuation and (c) the discounting of the fair value of the anticipated liquidity event in January 2022 to the valuation date, as further discussed below, among the other factors discussed below.
•The estimated Midpoint Price is based only upon a scenario in which the Company completes an IPO and is not probability weighted, in contrast to the Company’s prior valuations of its ordinary
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shares, which considered multiple potential outcomes that would result in a lower valuation of the Company’s ordinary shares than an IPO. In the November 2021 Valuation, the probability weighting of the IPO scenarios was 70%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s ordinary shares in the November 2021 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money).
•The estimated Midpoint Price in the IPO scenario necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares or the impact of the time value of money, which were appropriately taken into account in the November 2021 Valuation.
•The estimated Midpoint Price assumes the conversion of all of the Company’s outstanding preferred shares. The Company’s preferred shares currently have economic rights and preferences over the Company’s ordinary shares including (i) the right to receive dividends prior to any dividends declared or paid on any ordinary shares and (ii) liquidation payments in preference to holders of the Company’s ordinary shares. Upon the closing of the IPO, all of the Company’s outstanding preferred shares will convert into ordinary shares, thus eliminating the superior rights and preferences of the preferred shares as compared to the ordinary shares.
•The estimated Midpoint Price represents a future price for the Company’s ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s ordinary shares in the November 2021 Valuation represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain subject to transfer restrictions until the expiration of the lockup period following the IPO.
•Since the November 2021 Valuation, the Company has taken several steps towards the completion of an IPO, including (i) submitted .amendments to the draft registration statement to the SEC; (ii) engaging additional investment banks, (iii) holding testing-the-waters meetings with potential investors and (iv) the public filing of its registration statement with the SEC. The indicative preliminary valuations based on the factors discussed above approximate an enterprise value of $[***].
•The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of an IPO would provide the Company with ready access to the public equity and debt markets.
•Other semiconductor companies at a similar stage of development and of a similar size have consummated initial public offerings on favorable terms and with successful aftermarket performance.
Conclusion
In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Stock Option Issuances by the Company during the Review Period” were reasonable and appropriate.
Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act
We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD

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We appreciate your assistance in this matter. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg
Via EDGAR and courier
cc:  William Brennan (Credo Technology Group Holding Ltd)
Daniel Fleming (Credo Technology Group Holding Ltd)
Adam Thorngate-Gottlund (Credo Technology Group Holding Ltd)
John L. Savva (Sullivan & Cromwell LLP)
Jason Bassetti (Davis Polk & Wardwell LLP)
CONFIDENTIAL TREATMENT REQUESTED BY
CREDO TECHNOLOGY GROUP HOLDING LTD